June 17, 2009

Jon W. Swets
Chief Financial Officer
Macatawa Bank Corp.
10753 Macatawa Drive
Holland, Michigan 49424

Re: Macatawa Bank Corp.
　　Form 10-K for December 31, 2008
　　File Number 0-25927

Dear Mr. Swets:

　　We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

　　The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2008

Risk Factors, page 15

1.   In future filings, please provide key information relating to your risk factors. For example, on page 19 you discuss your ability to pay dividends in general terms but do not disclose that this actually occurred during 2008 until page 35.

Legal Proceedings, page 20

2.   In future filings, please revise to clearly set out the basis for the claims against the company in the Trade Partners matter. Also, disclose the extent of the company's possible liability and quantify any reserve the company has established with respect to such liability, or the lack thereof.

3.   We note that the date for satisfaction of Amended Agreement contingencies has passed. Please advise what consideration has been given to filing a Form 8-K to disclose the outcome of this situation.

Item 8: Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 16 – Federal Income Taxes, page 66

4.   Please tell us how you determined that a valuation allowance was not necessary for deferred tax assets. Specifically detail the positive and negative evidence used to support your decision under paragraphs 23-24 of SFAS 109 (refer also paragraph 103). Please also provide an analysis for interim reporting periods subsequent to December 31, 2008.

Note 18 – Contingencies, page 67

5.   We note your disclosure concerning the Trade Partners litigation in which you entered into a settlement agreement on October 6, 2008 (amended January 29, 2009). Please tell us the following concerning this litigation:

   •   the number and percentage of plaintiffs and total dollar amount of claims that signed a release of claims at December 31, 2008, March 31, 2009 and May 20, 2009 (or any date later than May 20, 2009 if the date for plaintiffs to sign a release of claims was extended from the disclosed date in the March 31, 2009 10-Q);

- the degree of probability of an unfavorable outcome (refer to paragraphs 8a and 37 of SFAS 5); and
- an estimate of the possible loss or range of loss, if estimable (refer to paragraphs 8b and 39 of SFAS 5).

Schedule 14A

Voting Securities, page 2

6.   In future filings please disclose the natural persons who vote the shares beneficially owned by the listed parties.

Information about Directors, page 4

7.   In future filings please revise to disclose Mr. Smith's prior experience as chairman of the board and CEO of the company. Also, disclose for Mr. DenHerder when he became chairman.

Executive Compensation, page 12

8.   Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year. An executive officer is any executive with policy making authority, whether or not an executive officer under your charter and bylaws. In future filings, please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K. Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Act Rule 3b-7.

Committee Report on Executive Compensation, page 12

9.   We note that the Compensation Committee Report does not include the committee's certification that it has reviewed with senior risk officers the senior executive officers' incentive compensation arrangements and has made reasonable efforts to ensure that such arrangements do not encourage senior executive officers to take unnecessary and excessive risks that threaten the value of the financial institution. Please tell us why you have not included this certification. Refer to TARP Capital Purchase Program, Interim Final Rule, 73 FR 62205, October 20, 2008.

10.   We note that Mr. Smith was apparently the chairman and CEO during 2008 and is also named on page 12 as a member of the Executive Compensation Committee. Please revise the executive compensation section to carefully describe his work on the committee in developing his own compensation and that of the other named executive officers.

Compensation Consideration, page 13

11.   Please revise your disclosure in future filings to disclose the members of any peer group used to determine compensation levels. See Item 402(b)(2)(xiv).

Annual Bonus, page 14

12.   Please tell us why you have not disclosed the referenced performance targets. If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Long-Term Compensation, page 15

13.   In future filings, please revise to describe how the stock awards were determined, including why none were granted to Mr. Smith. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Certain Relationships…, page 21

14.   Please confirm, and revise in future filings to disclose, if accurate, that the loans and commitments referenced in the first paragraph were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to David Irving at 202-551-3421, or to Hugh West, Accounting Branch Chief, at 202-551-3872. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3418.

Sincerely,

William Friar
Senior Financial Analyst

By FAX to: Jon W. Swets
616-392-2061